Creative Vistas, Inc.
2100 Forbes Street, Unit 8-10
Whitby, Ontario L1N 9T3
Canada
(905) 666-8676

May 12, 2006

BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:    Tim Buchmiller

Re:	Creative Vistas, Inc. Registration Statement on Form SB-2 (File No. 333-120964) Request for Withdrawal of Registration Statement on Form SB-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Creative Vistas, Inc. (“CVAS”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-120964), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was initially filed with the Commission on December 3, 2004 and amended on February 4, 2005, June 28, 2005, August 2, 2005, August 31, 2005, and October 18, 2005.

The Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the Registration Statement.

CVAS believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Further, CVAS makes this request for withdrawal because it has refinanced the loan transaction entered into with Laurus Master Funds, Ltd. pursuant to which most of the securities covered by the Registration Statement were required to be registered on September 30, 2004. The other shares being registered under the Registration Statement, to Sayan Navaratnam, Dominic Burns and Torys LLP were piggyback registrations without present registration requirements.

CVAS hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to CVAS’ account for future use.

Please fax a copy of the order to the CVAS office to the attention of the Chief Executive Officer, Sayan Navaratnam, at (905) 666-9795. If you have any questions or comments relating to this request for withdrawal, please contact Mr. Navaratnam, at (905) 666-8676.

Very truly yours,

Creative Vistas, Inc.

/s/ Sayan Navaratnam

Sayan Navaratnam
Chairman and CEO